EXHIBIT 99.1

March 14, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES RECEIPT OF KEY REGULATORY EXPORT LICENSE FOR MARICUNGA PROJECT

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing Lithium" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce that Minera Salar Blanco (“MSB”), the joint-venture company that operates the Maricunga project, has received authorization from the Chilean Nuclear Commission (CCHEN) to extract, produce and market lithium products from the Maricunga salar. The Maricunga project, is held by MSB, the joint-venture company, which is owned by Bearing Lithium (17.7%), Minera Salar Blanco SpA (32.3%) and LPI (50%).

On March 7th, 2018, the Chilean Nuclear Commission (CCHEN) authorized MSB to extract, produce and market lithium products from the Maricunga salar. The authorization is for an extraction quota of 88,885 metric tonnes of metallic lithium (approximately 473,135 tonnes of lithium carbonate) contained in brine over a 30-year period. The joint-venture has four years from the date of authorization to present the environmental approval (Resolución de Calificación Ambiental or RCA) of the project to the CCHEN. The joint-venture anticipates submitting its environmental application (Environmental Impact Assessment or EIA) in early Q2/2018.

The resolution of the CCHEN authorizes the extraction of lithium from the grandfathered mining concessions included in the Maricunga project, which are those registered prior to 1979 and referred to as ‘old code’, with the opportunity to expand under a number of circumstances. First, upon receipt of a Special Operations Contract or CEOL to exploit ‘new code’ mining concessions (registered after 1979), the joint-venture will be able to request an increase on the assigned quota. Second, as the resolution only considers the Measured, Indicated and Inferred resources on the claims (as per the NI 43-101 and JORC reports), the delineation of additional resources at depth would allow the joint-venture to request an increase. Additionally, as the authorization assumes a 40% recovery at the production plant, any improved process efficiency would allow for a proportional increase in the production quota.

Cristobal Garcia-Huidobro, CEO of MSB (the joint-venture project company), commented: “This permit represents a key milestone on the critical path for the company to advance the Maricunga project, placing it firmly as one of a select few advanced-stage lithium carbonate projects in the Americas. After four years of successful development, including our recent NI 43-101 Preliminary Economic Assessment, the company continues to progress on the next step to submit its Environmental Impact Assessment (EIA) to the authorities, making the Maricunga project, in our view, the most advanced lithium project in Chile.”

Jeremy Poirier, President and CEO of Bearing Lithium, commented: “Bearing would like to congratulate and thank the MSB team for its accomplishments to date on advancing the Maricunga project. Having already demonstrated the world class potential of the project, and fully-funded through the Feasibility Study, advancing on the permitting stage is key to adding value in an environment where lithium continues to be in high demand given its future outlook.”

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in Q3/2018, are fully-funded by LPI, their earn-in joint-venture partner. Bearing Lithium also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: delivery of a Definitive Feasibility Study, delivery of an Environmental Impact Assessment, the Company’s ability to expand the CCHEN permit beyond the grandfathered concessions and the future prospects of the Maricunga Project including any extraction of lithium. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, the Company does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.